UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting to be held on March 30, 2022

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	The Ordinary General Meeting of Shareholders of Grupo Aval has been summoned for March 30, 2022, at 9:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

2.	The following will be the proposed distribution of the profits obtained during year 2021, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON

DECEMBER 31st, 2021

GENERAL MEETING OF SHAREHOLDERS

Net Income			3,502,757,886,033.29

With tax benefit		1,619,852,360,114.14
Without tax benefit		1,882,905,525,919.15

Plus:
Occasional reserve release at the disposal of the General
Meeting of Shareholders			10,518,334,949,537.70
Year 2016 and previous years		2,057,618,814,741.97
With tax benefit	-
Without tax benefit	2,057,618,814,741.97
Year 2017 and following		8,648,923,134,529.43
With tax benefit	4,159,927,422,835.00
Without tax benefit	4,488,995,711,694.43

Minus: Effect of applying Decree 1311 of 2021: To be taken from unearned income for 2016 and prior years.		(188,206,999,733.68)

Adjustment in deferred tax due to change in income tax rate	(188,206,999,733.68)

Total Income available at the disposal of the General
Meeting of Shareholders:			14,021,092,835,571.00

Occasional reserve at the disposal of the General Meeting of Shareholders			14,021,092,835,571.00

Total with tax benefit:		5,779,779,782,949.22

Year 2021	1,619,852,360,114.14
Year 2020	1,524,244,600,639.30
Year 2019	1,605,196,863,857.97
Year 2018	1,030,485,958,337.81

Total without tax benefit:		8,241,313,052,621.80

Year 2021	1,882,905,525,919.15
Year 2020	874,756,729,820.62
Year 2019	1,426,041,296,499.94
Year 2018	1,323,914,957,506.00
Year 2017	864,282,727,867.80
Year 2016 and previous	1,869,411,815,008.29

TOTAL			14,021,092,835,571.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel